UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20594


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*


Resource Capital Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76120W708
(CUSIP Number)


June 29, 2017
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
[   ] Rule 13d-1(b)
[ x ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1 NAME OF REPORTING PERSON
GrizzlyRock Capital, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [ x  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
None

6 SHARED VOTING POWER
480,874

7 SOLE DISPOSITIVE POWER
None

8 SHARED DISPOSITIVE POWER
480,874

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
480,874
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*[     ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.5%

12 TYPE OF REPORTING PERSON*
OO





1 NAME OF REPORTING PERSON
GrizzlyRock GP, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [ x  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
None

6 SHARED VOTING POWER
480,874

7 SOLE DISPOSITIVE POWER
None

8 SHARED DISPOSITIVE POWER
480,874

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
480,874

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*[     ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.5%

12 TYPE OF REPORTING PERSON*
OO





1 NAME OF REPORTING PERSON
GrizzlyRock Institutional Value Partners, L.P.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [ x  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
None

6 SHARED VOTING POWER
480,874

7 SOLE DISPOSITIVE POWER
None

8 SHARED DISPOSITIVE POWER
480,874

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
480,874

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*[     ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
1.5%

12 TYPE OF REPORTING PERSON*
OO





1 NAME OF REPORTING PERSON
Kyle Mowery

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [ x  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
None

6 SHARED VOTING POWER
1,616,216

7 SOLE DISPOSITIVE POWER
None

8 SHARED DISPOSITIVE POWER
1,616,216

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,616,216

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*[     ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.1%

12 TYPE OF REPORTING PERSON*
IN





1 NAME OF REPORTING PERSON
Vivaldi Asset Management, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [ x  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
None

6 SHARED VOTING POWER
1,135,342

7 SOLE DISPOSITIVE POWER
None

8 SHARED DISPOSITIVE POWER
1,135,342


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,135,342


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*[     ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.6%

12 TYPE OF REPORTING PERSON*
OO





1 NAME OF REPORTING PERSON
Vivaldi Holdings, LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [    ]
(b) [ x  ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
None

6 SHARED VOTING POWER
1,135,342


7 SOLE DISPOSITIVE POWER
None

8 SHARED DISPOSITIVE POWER
1,135,342


9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,135,342


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*[     ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
3.6%

12 TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS





Item 1(a) Name of Issuer:
Resource Capital Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:
712 Fifth Avenue, 12th Floor, New York, NY 10019

Item 2(a) Name of Person Filing:
1. GrizzlyRock Capital, LLC ("Capital")
2. GrizzlyRock GP, LLC (the "General Partner")
3. GrizzlyRock Institutional Value Partners, L.P.(the "Fund")
4. Kyle Mowery
5. Vivaldi Asset Management, LLC ("Vivaldi")
6. Vivaldi Holdings, LLC ("Holdings")

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or
(ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 2(b) Address of Principal Business Office:
For Capital, the General Partner, the Fund and Mr. Mowery, 191
N. Wacker Drive, Suite 1500, Chicago, IL 60606
For Vivaldi and Holdings, 225 W Wacker Dr #2100, Chicago, IL 60606

Item 2(c) Citizenship:
Capital and the General Partner are Delaware limited liability companies. The Fund is a Delaware limited partnership.
Mr. Mowery is a citizen of the United States.
Vivaldi and Holdings are Delaware limited liability companies.

Item 2(d) Title of Class of Securities:
Common stock, par value $0.001 per share

Item 2(e) CUSIP Number:
76120W708

Item 3 Type of Person:
Not applicable

Item 4 Ownership:

(a)Amount beneficially owned:
The Fund directly beneficially owns 480,874 shares.

The General Partner is the general partner of the Fund and, as a result, may be deemed to benefically own shares owned by the Fund.

Capital is the investment manager of the Fund and, as a result, may be deemed to benefically own shares owned by the Fund.

Mr. Mowery serves as managing member of Capital and the General Partner and, as a result, may be deemed to benefically own shares owned by the Fund. Mr. Mowery serves as Portfolio Manager of the Client Accounts (defined below) and, as a result, may be deemed to beneficially own shares owned in the Client Accounts.

Vivaldi is an investment adviser registered with the SEC that provides investment advisory services to two series of Investment Manager
Series Trust, a registered investment company, specifically the Vivaldi Multi-Strategy Fund and the WV Concentrated Equities Fund (the two series collectively, the "Client Accounts"). As investment advisor to the Client Accounts, Vivaldi has the authority to invest the funds of the Client Accounts in securites (including shares of common stock of the Issuer) as well as the authority to purchase, vote and dispose of securities (including the 1,135,342 shares of common stock of the Issuer held in the Client Accounts), and may thus be deemed the beneficial owner of the shares of the Issuer's common stock held in the Client Accounts. Vivaldi does not own any common stock for its own account and disclaims beneficial ownership of the shares of common stock reported herein.

Holdings controls Vivaldi. By virtue of its control of Vivaldi, Holdings my be deemed to have a beneficial interest in the 1,135,342 shares of the Issuer's common stock held in the Client Accounts. Holdings does not own any common stock for its own account and disclaims beneficial ownership of the shares of common stock reported herein.

(b)Percent of class:
5.1%, based on 31,388,700 shares outstanding as of March 31, 2017, according to the Issuer's quarterly report on Form 10-Q filed on May 10, 2017.

(c)Number of shares as to which the filing person has:
(i)Sole power to vote or to direct the vote:
Not applicable
(ii)Shared power to vote or to direct the vote:
Each of Capital, the General Partner and the Fund may be deemed to have the shared power to vote or direct the vote of 480,874 shares. Mr. Mowery may be deemed to have the shared power to vote or direct the vote of 1,616,216 shares.
Vivaldi and Holdings may be deemed to have the shared power to vote or direct the vote of 1,135,342 shares.
(iii)Sole power to dispose or to direct the disposition of:
Not applicable
(iv)Shared power to dispose or to direct the disposition of:
Each of Capital, the General Partner and the Fund may be deemed to have the shared power to dispose or direct the disposition of 480,874 shares.
Mr. Mowery may be deemed to have the shared power to dispose or direct the disposition of 1,616,216 shares.
Vivaldi and Holdings may be deemed to have the shared power to dispute or direct the disposition of 1,135,342 shares.

Item 5 Ownership of Five Percent or Less of a Class:
None

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7 Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable

Item 8 Identification and Classification of Members of the Group:
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or
(ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

Item 9 Notice of Dissolution of Group:
Not applicable

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature:After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date: July 7, 2017

Signature:/s/ Kyle Mowery

Name/Title: Kyle Mowery, individually, as managing member of GrizzlyRock Capital, LLC and GrizzlyRock GP, LLC, and as the managing member of the general partner of GrizzlyRock Institutional Value Partners, L.P.


Signature:/s/ Chad Eisenberg

Name/Title: Chad Eisenberg, Chief Operating Officer, Vivaldi Asset Management, LLC and Vivaldi Holdings, LLC


					Exhibit Index

Exhibit		Description of Exhibit
99.1		Joint Filing Agreement